REVISED

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company, hereinafter called the Company, is binding coverage described as follows:

1.	Named of Assured:	Edward Jones Money Market Fund
	Address:	12555 Manchester Road
Saint Louis, Missouri 63131

2.	Producer:	Marsh USA, Inc
	Attn:	Michael White
	Address:	1166 Ave Of Americas 37f
New York, NY 10036

3.	Bond Number:	8248-4823

4.	Bond Type/Form No.:	Financial Institution Investment Company
Asset Protection Bond (Ed. 5-98)
Form 17-02-1421

5.	Term of Binder:	From: 12:01 a.m. on 01/27/2017
To: Issuance of bond

6.	Bond Period:	From: 12:01 a.m. on 01/27/2017
To: 12:01 a.m. on 01/27/2018
7.	Limits of Liability:

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$2,500,000	$0
2. On Premises	$2,500,000	$50,000
3. In Transit	$2,500,000	$50,000
4. Forgery or Alteration	$2,500,000	$50,000
5. Extended Forgery	$2,500,000	$50,000
6. Counterfeit Money	$2,500,000	$50,000
7. Threat to Person	$2,500,000	$50,000
8. Computer System	$2,500,000	$50,000
9. Voice Initiated Funds Transfer Instruction	See FTI Endt	See FTI Endt
10. Uncollectible Items of Deposit	$100,000	$5,000
11. Audit Expense	$100,000	$5,000
12. Fraudulent Transfer Instruction	$2,500,000	$50,000
13. Unauthorized Signature	$100,000	$5,000
14. Extended Computer Systems Endt.	$2,500,000	$50,000

8.	Endorsements:	14-02-9228 Compliance with Applicable Trade Sanction Laws
17-02-1360 Termination Non-Renewal Notice
14-02-12160 Important Notice to Insured (SEC)
17-02-1582 Revised Item 2 Endorsement
14-02-21330 Fraudulent Transfer Instructions Endorsement
17-02-2976 Extended Computer Systems Endorsement
17-02-5602 Unauthorized Signature Endorsement
17-02-2437 Deleting Valuation & Amending Change/Modification

9.	Premium:	$4,500	(1 Year Prepaid Premiom	)
10.	Commission Payable:		15%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity’s listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured’s claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 11/11/2016 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb. If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By:	Dave Harris	Date:	January 23, 2017
Authorized Representative

OFFEREE DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(new policies and renewals with no terrorism

exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”) effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy’s annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Approval of Fidelity Bond

RESOLVED, that each of the officers of the Fund is hereby authorized to enter into a fidelity bond as described at this meeting, so that the amount of insurance is equal to $2.5 million or the amount required by the 1940 Act (the “Bond”), for the period ending on or about January 27, 2018; and

FURTHER RESOLVED, that the Bond will cover, among other things, the officers of the Fund in accordance with the requirements of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that after considering such factors as the value of the aggregate assets of the Fund to which any person covered under the Bond may have access and the nature of the securities in the portfolio of the Fund, the Adviser has represented and it is the judgment of the Board of that the form of and the amount of the Bond are reasonable, and are hereby approved; and

FURTHER RESOLVED, that in approving the Bond, the Board has also given due consideration to the amount of the premium of the Bond; and

FURTHER RESOLVED, that each of the officers of the Fund is hereby authorized and directed to pay on behalf of the Fund the premium; and

FURTHER RESOLVED, that each of the officers of the Fund is hereby instructed to make all filings with the SEC and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Fund with respect to the Bond; and

FURTHER RESOLVED, that each of the officers of the Fund is hereby authorized and directed to increase the amount of the Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and

FURTHER RESOLVED, that each of the officers of the Fund is hereby authorized to execute and deliver such documents as may be necessary to effect the policy and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.